FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated March 2, 2010 ("CryptoLogic announces full year 2009 results")

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic announces full year 2009 results

March 2, 2010 (Dublin, IRELAND) – CryptoLogic, a global developer of branded online betting games and Internet casino software, today announced its financial results for the three months and full year ended December 31, 2009.

Full-year 2009 summary:

•	Revenue decreased to $39.8 million (2008: $61.5 million) reflecting lower wagering activity across the industry, adverse currency factors, and a reduced contribution from a key licensee
•	Net loss of $35.5 million (2008: $32.7 million), reflecting $24.8 million non-recurring charges for asset impairments and restructuring to align the company’s costs with its revenue base.
•	Total annual recurring cost base, which comprises operating, general and administrative, finance and amortization expenses, reduced by $20.6 million to $55.0 million
•	Merged poker network with that of GTECH Corporation eliminating costs of a standalone business
•	Branded games revenue increased to $2.8 million (2008: $0.3 million), accounting for 7.1% of total revenue (2008: 0.5%) despite slower-than-anticipated roll-out by licensees
•	Total licensee base expanded by 20 to more than 30 leading Internet gaming operators including Betfair, Sportingbet, totesport and Virgin Games
•

Signed deals with DC Comics, a division of Warner Bros., to develop betting games featuring Batman, Superman and Wonder Woman; and with Paramount Digital Entertainment for games based on 20 movies including Braveheart, Forrest Gump and Ghost

•	Diluted loss per share of $2.78 (2008: $2.55 diluted loss per share)
•	Total dividend for the year amounted to $1.4 million (2008: $5.4 million), no dividend was declared in Q4 2009

Fourth quarter 2009 highlights:

•	Branded games revenue rose 51.7% sequentially to $1.2 million
•	Doubled the number of branded games in production to 66 from 33 in Q3 2009
•	Major relaunch and investment in virtual casino lobby to enhance long term revenue opportunities
•	Cyprus office to relocate to Malta in line with the company’s plan to streamline operations
•	Signed three major licensees for branded games – BetClic, Rank Interactive and UniBet
•	Launched first games based on Batman and Wonder Woman as well as Monkeys to Mars, Triple Action Hold'em and Aces and Faces

2010 Outlook:

•	Improved revenue from hosted casino as new licensees go live and existing licensees benefit from investment in major rebranding, a new lobby and advertising initiatives
•	Branded games continue to gain momentum with the annual run rate currently at $5 million as more games come on stream

3rd FLOOR, MARINE HOUSE,

CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

•	Number of new branded games launched by licensees to date and generating revenues currently at 74, with a backlog of approximately 125 games
•	Costs expected to reduce further in 2010 as additional measures are implemented to manage overheads

Brian Hadfield, CryptoLogic's President and CEO said: “2009 was a tough year as a number of adverse factors including a global economic downturn overshadowed the company’s progress in implementing its innovative new strategy to reduce costs and return to growth.

We have entered 2010 in better shape with a substantially reduced cost base that will continue to be managed tightly. At the same time, new business momentum remains encouraging as branded games continue to roll out and hosted casino licensees implement new initiatives. With new licensing activity staying strong and the overall online casino/gaming market showing some improvement, we look to the year with cautious optimism.”

Investor/analyst conference call

CryptoLogic will hold a conference call today at 8:30 a.m. Eastern time (1:30 p.m. GMT) to update investors on the company’s progress. The details of the call are as follows:

Toll Free North America:	1-800-766-6630
Toll Free UK:	00 800-4222-8835
Toll Free International Toronto Dial-In Number:	(Country Code) 800-4222-8835 416-340-8410

To participate, please callfive to ten minutes prior to the 8:30 a.m EST / 1:30 p.m GMT start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight (EST) March 9, 2010. To listen to the replay, please dial 416-695-5800 or for North America only 1-800-408-3053, passcode 6122324#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.com under Investor Information.

Webcast

To access the live audio webcast, please go to www.cryptologic.com and click on Investor Information/Events, or http://events.digitalmedia.telus.com/cryptologic/030110/index.php prior to 8:30 a.m. EST/1:30 p.m. GMT Windows Media Player is required to listen to the webcast. If you do not have the player, a free download is available at www.microsoft.com. A rebroadcast of the webcast will be available for 120 days.

For more information, please contact:

CryptoLogic +353 (0) 1 234 0415	Corfin Communications (UK media only) +44 207 977 0020
Stephen Taylor, Chief Financial Officer	Neil Thapar, Alexis Gore or Harry Chathli

Overview

2009 was a difficult year for CryptoLogic as the company implemented its innovative new strategy to return to profitability and long term growth against the backdrop of a severe global economic downturn, which blunted the solid progress made by the company to improve its long term performance.

The total annual recurring cost base, consisting of operating, G&A, finance and amortization was reduced by $20.6 million or 27.3% to $55.0 million for the year, partly reflecting a decline in the total workforce to 211 from 276 in 2008 and 310 in 2007. At the same time, new business activity remained strong with more than 30 licensees on CryptoLogic’s roster, including two full hosted casino customers' wins during the year. The company also achieved four consecutive quarters of revenue growth from branded games licensed and launched by some of the world’s leading online gaming operators such as 888.com, Betfair, BskyB, PartyGaming, Sportingbet and Unibet.

However, the positive underlying picture was more than offset by a number of adverse factors including challenging economic conditions that significantly reduced wagering volumes across the industry and contributed to lower hosted Internet casino and poker revenues at CryptoLogic. In addition, the results were impacted by the strength of the US dollar against the euro and the British pound, accounting for a $3.7 million decline in reported revenues in 2009. Excluding the currency factors, total revenues fell by 29.2% for the year.

As announced previously, the company incurred a $24.8million charge against the carrying value of its assets, together with costs relating to restructuring initiatives in Q4 2009 to lower operating expenses.

Restructuring for growth

The company executed a major restructuring of the business in 2009 aimed at focusing on its strengths as a developer and licensor of content-rich branded online betting games and the provision of hosted virtual casino rooms and associated services for Internet gaming operators worldwide.

In March 2009, the company completed the merger of its poker business with GTECH Corporation’s Boss Media subsidiary, thereby eliminating the costs of a standalone network while improving poker room liquidity for players This move, together with a rationalisation of IT infrastructure and operational centres, contributed to a reduction in operating expense by 28.4% or $15.8 million to $39.9 million in 2009 (2008: $55.6 million), significantly ahead of management’s expectations.

Approximately $8.3 million of the savings came from headcount related expenses, about $2.6 million from infrastructure and facilities downsizing including a cut in server costs and about $4.9 million in operational savings across the business. The total number of operational data centres was cut from 11 to five.

Management expects operating costs to decrease further in 2010 through new initiatives being implemented to streamline operations and lower overall employee expenses. The company today announced the integration of its Cyprus office with its existing operations in Malta, which is a major EU jurisdiction for the online gaming industry and the primary licensing authority for CryptoLogic. Malta is fully committed to supporting the industry with investment in additional infrastructure. As a result, the relocation, which is to be completed later this year, will enhance our customer service and back office capability where many of CryptoLogic’s licensees already have a major presence. Staff based in Cyprus are being offered the opportunity to relocate to Malta.

New customer signings and branded games drive revenue

CryptoLogic significantly increased its customer acquisition activities in 2009 as part of its ‘build-once-license often’ business model to leverage its strong position as an innovator and creator of branded online betting games. The company signed 20 new multiyear licensing deals during 2009 compared with 10 in 2008, taking the total licensee base to more than 30. Two of the deals were for full casino hosting contracts with The Gaming Network and BetSafe.com. The remainder involved licensing of CryptoLogic’s award-winning branded casino and casual games to many leading operators including Bet24, GalaCoral, Paddy Power, Rank Interactive, totesport, Victor Chandler Group and Virgin Games.

Hosted Internet Casino

Revenue from hosted casino decreased 28.4% to $30 million for the year (2008: $41.8 million) reflecting the impact of the economic downturn on wagering volumes and the previously reported transition of two licensees. Hosted casino remains a key element in our strategy. As highlighted above with the signing of two full casino licensees. In addition, the company invested in the development of a new, user-friendly casino lobby; the addition of a new credit card processor; new payment options; the launch of 47 new games and assisted a major licensee in the repositioning of its brand and the development of a new advertising campaign. The revenue benefits will accrue from 2010.

Branded Games

Branded games revenues rose to $2.8 million for the year ended December 31, 2009 (2008: $0.3 million), accounting for 7.1% of total revenue in 2009 (2008: 0.5%). During the year, the number of games launched by licensees increased steadily from 3 to 66 at the end of the 2009. The majority of these games went live in the second half of the year including 20 games in third quarter and 33 games in the fourth quarter.

Although branded games revenue increased four quarters in a row, the growth rate was held back by a slower than expected roll-out by some licensees. The company expects branded game revenue to increase in 2010 as it benefits from a full year of revenue on games delivered in 2009 and from more games due to be launched from around a further 125 contracted by licensees.

In early 2009, CryptoLogic expanded its portfolio of branded content by signing an exclusive agreement with DC Comics, a division of Warner Bros., Digital Distribution and DC Comics to bring characters such as Superman, Batman and Wonder Woman to Internet casinos. This was followed by a deal giving CryptoLogic exclusive rights to offer online slot games based on more than 20 of Paramount Pictures’ feature films titles including Braveheart, Forrest Gump, Beowulf and Beverly Hills Cop.

Investing in E-gaming innovation

New games development activity remained strong with 47 new games released during 2009. Following the agreement with DC Comics, a division of Warner Bros., in October 2009 CryptoLogic launched the first games based on comic heroes Batman and Wonder Woman, further enhancing CryptoLogic’s unique offering for its customers, allowing it to expand its licensees for both Internet Casino and branded games.

Batman battles The Joker in the internet world's first and only Batman slot machine. This groundbreaking 50-line game features stacked wilds and a Batman re-spin feature where all prizes are doubled as three free spins are played with one reel completely wild. Armed with a Batarang, players fight through the inmates of Arkham Asylum to stop The Joker, earning cash prizes.

During the year CryptoLogic brought out a slot version of Jenga, one of the world’s most popular board games, developed by its Centre for Innovation in record time. Other games launched included Call of Duty 4: Modern Warfare, Street Fighter IV, Savannah Sunrise, Buccaneers’ Bounty and Cleo Queen of Egypt. The Centre continues to play a major role in the creation of new games offering high entertainment value to players. Building on its success with Jenga, it developed a portfolio of new games including a new table game called Triple Action Hold’Em; and a video poker game, Aces and Faces.

In addition, the company is actively developing gaming content tailored for the rapidly expanding mobile Internet, social networking and 3-D environments. It anticipates launching its first 3-D games in Q2 2010.

Financial performance

Total Revenue:

Revenue in the fourth quarter was $9.9 million, a decrease of 12.6% as compared with the same period in the prior year (Q4 2008: $11.4 million). Compared with the previous quarter, revenue was up by almost 3.5%.

Internet casino revenue increased 17.4% to $8.7 million for the quarter ended December 31, 2009 when compared to the same period in the prior year (Q4 2008: $7.5 million). Internet casino revenue, when compared to Q3 2009 increased by 23.2% due primarily to a revision of our estimate to discharge future jackpot payouts of $0.8 million, a non recurring $0.8 million benefit associated with the resolution of a commercial matter, which was initially recorded in other revenue in the third quarter but reclassified to casino revenue to be consistent with prior presentation of similar items. The U.S. dollar was relatively weak during the quarter which increased revenue by $0.4 million. Offsetting this increase was a decrease in revenue at one of the company’s major licensees.

Q4 2009 Internet poker revenue decreased 79.7% to $0.5 million (Q4 2008: $2.7 million). The decrease in Internet poker revenue was primarily due to the transition of the poker network to GTECH, which reduced the number of the company’s poker licensees, fees paid to GTECH, and a decline in the overall poker industry. Internet poker revenue increased by 8.4% when compared to Q3 2009 as the company optimizes the GTECH environment.

Branded games revenue was $1.2 million for the three month period ended December 31, 2009 (2008: $0.3 million). During the quarter, the company’s branded games revenue increased by 51.7% sequentially as the number of revenue producing games increased from 33 to 66 games. The majority of the games delivered were late in the fourth quarter. The company expects branded game revenue to increase in 2010 as it benefits from a full year of revenue on games delivered in 2009 and increases the number of revenue producing games.

Operating Expense

Q4 2009 operating expense was $12.6 million. (Q4 2008: $13.3 million) Included in the operating expense for the quarter was a $1.5 million investment in a major relaunch of a virtual casino lobby for the company’s major licensees and asset impairments of $1.7 million associated with the company’s comprehensive balance sheet review brought on by the difficult macroeconomic conditions. After normalizing for the two non recurring items, operating expense was $9.3 million roughly flat when compared to Q3 2009. Operating expenses were impacted by increased investment in software development capability in lower cost jurisdictions, primarily in Eastern Europe and increased marketing program related costs.

General and Administrative Expense

In Q4 2009, G&A expense was $2.5 million. (Q4 2008: $3.7 million). G&A expense in Q3 2009 was $2.4 million. G&A expense increased 4.0% when compared to the previous quarter due to increased professional fees associated with our annual audit and compliance with Sarbanes Oxley off set in part by decreased consulting fees associated with the protection of our intellectual property.

Asset Impairments

The company regularly reviews its assets for impairment. During Q4 2009, the company completed its review of its long term investments and noted various indicators of impairment including significant financial difficulty, restructuring activities and limited ability to operate a profitable business in the short and medium term. Consequently, the company determined that the carrying value of its long term investments in Mobilebus, Mikoishi, Jingle and 568 Inc. were greater than their respected fair values resulting in an impairment charge of $2.3 million. The company also reviewed certain software development projects as a result of difficult macro-economic conditions and a decline in expected future revenues, which resulted in an impairment charge of $2.7 million.

Reorganization Charges

The company expanded its reorganization plan initially announced in 2008, due to continued unfavorable macroeconomic conditions and will outsource additional technology infrastructure activities, consolidate more of its data centre operations, and migrate additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus. Reorganization expense recorded in 2009 was $7.1 million and comprises consulting fees required to execute the plan of $1.1 million, severance of $1.1 million, lease termination costs associated with the office space in Canada of $1.8 million and associated asset impairments of $3.1 million. The company expects cash outlays of $3.0 million, primarily on lease termination costs in Toronto and employee severance, to fully execute the restructuring plan.

Earnings and Earnings per Diluted Share:

The company recorded a loss of $24.8 million for the quarter ($1.97 per fully diluted share), due primarily to $19.9 million in non-recurring charges for reorganization of our business, impairments of goodwill and other asset impairments.

Balance Sheet and Cash Flow:

At December 31, 2009, CryptoLogic ended the year with $23.7 million of net cash (comprising cash and cash equivalents, restricted cash and security deposits) or $1.71 per diluted share (December 31, 2008: $43.8 million or $3.15 per diluted share). The decrease in net cash of $20.1 million is primarily due to cash impact of operating losses ($10.2 million), dividends paid ($1.4 million), increase in prepaid assets ($2.6 million) due primarily to payments to royalty providers including DC Comics, Marvel and Paramount offset by amortization, increase in accounts receivable ($1.8 million) due primarily to the outsourcing of the poker network and the increase in branded games which each have a one month delay in cash settlement and decrease in accounts payable and accrued liabilities ($5.2 million) due to decrease in activity consistent with a cost reduction plan and the capital expenditures ($0.4 million), investments in Asia ($0.5 million). These decreases are offset by net tax refunds of $2.0m. CryptoLogic continues to be debt free.

CryptoLogic’s working capital at December 31, 2009 was $26.5 million or $1.91 per diluted share (December 31, 2008: $41.2 million or $2.97 per diluted share).

2010 Outlook:

•	Improved revenue from hosted casino as new licensees go live and existing licensees benefit from investment in major rebranding, a new lobby and advertising initiatives
•	Branded games continue to gain momentum with the annual run rate currently at $5 million as more games come on stream
•	Number of new branded games launched by licensees to date and generating revenues currently at 74, with a backlog of approximately 125 games
•	Costs expected to reduce further in 2010 as additional measures are implemented to manage overheads

CryptoLogic will hold its annual general meeting in Dublin on May 17, 2010.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company's financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world's most famous action and entertainment characters. The company's licensees include many top Internet gaming brands, including the "big four" international operators. CryptoLogic's leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic's common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2009	2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$23,447	$36,348
Restricted cash	—	7,175
Security deposits	250	250
Accounts receivable and other	7,972	6,002
Income taxes receivable	681	653
Prepaid expenses	9,426	6,564
	41,776	56,992

User funds held on deposit	7,929	10,833
Future income tax	1,549	1,930
Capital assets	7,774	18,703
Long-term investments	—	5,821
Intangible assets	4,342	4,982
Goodwill	—	6,545
	$63,370	$105,806

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$13,156	$15,356
Income taxes payable	2,157	413
	15,313	15,769

User funds held on deposit	7,929	10,833
Future income tax	384	382
	23,626	26,984

Minority interest	2,948	6,382

Shareholders' equity:
Share capital	33,916	33,552
Stock options	7,633	6,856
Deficit/retained earnings	(4,753)	32,032
	36,796	72,440

	$63,370	$105,806

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	For the three months		For the year
	ended December 31,		ended December 31,
	2009	2008	2009	2008

Revenue	$ 9,930	$ 11,360	$ 39,794	$ 61,526
Expenses
Operating	12,563	13,340	39,867	55,645
General and administrative	2,476	3,724	10,181	13,660
Reorganization	6,184	1,390	7,111	1,390
Goodwill impairment	6,545	—	6,545	—
Asset impairments	5,026	16,094	8,987	16,094
Poker room integration costs	—	3,124	—	3,124
Departure costs for former CEO	—	1,591	—	3,400
Finance	17	28	83	359
Amortization	1,111	1,505	4,856	5,931
	33,922	40,796	77,630	99,603

Loss before undernoted	(23,992)	(29,436)	(37,836)	(38,077)
Interest income	66	16	446	2,077
Non operating income	—	—	—	102
Net loss before income taxes and minority interest	(23,926)	(29,420)	(37,390)	(35,898)

Income taxes charge/(recovery)
Current	1,229	(40)	664	542
Future	2,203	(874)	419	(1,026)
	3,432	(914)	1,083	(484)

Net loss before minority interest	(27,358)	(28,506)	(38,473)	(35,414)

Minority interest	(2,539)	(2,538)	(2,963)	(2,676)

Net loss and comprehensive loss	$ (24,819)	$ (25,968)	$ (35,510)	$ (32,738)

Net loss per common share
Basic	$ (1.97)	$ (2.05)	$ (2.78)	$ (2.55)
Diluted	$ (1.97)	$ (2.05)	$ (2.78)	$ (2.55)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT/RETAINED EARNINGS
(In thousands of U.S. dollars)
(Unaudited)
	For the year ended
	December 31,
	2009	2008
Retained earnings, beginning of year	$ 32,032	$ 70,855
Net loss for the year	(35,510)	(32,738)
Dividends paid, excluding those paid to CEC shareholders	(1,275)	(4,992)
Excess of purchase price of treasury shares over stated value	—	(1,093)
Deficit/retained earnings, end of year	$ (4,753)	$ 32,032

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(In thousands of U.S. dollars)

(Unaudited)

	For the three months		For the year
	ended December 31,		ended December 31,
	2009	2008	2009	2008
Cash flows from (used in):

Operating activities:
Net loss	$(24,819)	$(25,968)	$(35,510)	$(32,738)
Adjustments to reconcile earnings to cash provided
By (used in) operating activities:
Amortization	1,111	1,505	4,856	5,931
Asset impairments	5,026	16,094	8,987	16,094
Goodwill impairment	6,545	—	6,545	—
Poker room integration costs	—	3,124	—	3,124
Reorganization costs to be paid	2,924	658	2,924	658
Impairments of capital assets	4,020	—	4,020	—
Unrealized (gain)/loss on forward contract	(75)	656	(252)	536
Future income tax	2,166	(790)	419	(1,026)
Minority interest	(2,539)	(2,538)	(2,963)	(2,676)
Stock options	(1)	282	777	1,895
	(5,642)	(6,977)	(10,197)	(8,202)
Change in operating assets and liabilities:
Accounts receivable and other	(236)	2,142	(1,766)	2,821
Prepaid expenses	(458)	3,603	(2,610)	1,212
Accounts payable and accrued liabilities	(1,293)	(2,357)	(5,211)	(9,434)
Income taxes payable	2,932	(382)	2,011	(4,988)
	(4,697)	(3,971)	(17,773)	(18,591)

Financing activities:
Dividends paid including those paid to CEC shareholders	(139)	(408)	(1,381)	(5,426)
Issue of capital stock	—	—	—	189
Repurchase of capital stock	—	(54)	—	(1,419)
	(139)	(462)	(1,381)	(6,656)

Investing activities:
Purchase of capital assets	89	(187)	(445)	(4,535)
Purchase of long-term investments	—	(300)	(477)	(2,695)
Cash paid for Casino.co.uk	—	—	—	(1,254)
Decrease in restricted cash	—	1,339	7,175	13,401
Decrease in security deposits	—	350	—	1,250
	89	1,202	6,253	6,167

Decrease in cash and cash equivalents	(4,747)	(3,231)	(12,901)	(19,080)

Cash and cash equivalents, beginning of year	28,194	39,579	36,348	55,428

Cash and cash equivalents, end of year	$23,447	$36,348	$23,447	$36,348